233 Unit Multi Family
Investment Opportunity
(Portfolio)





GENERAL DISCLAIMER

This Business Plan contains privileged and confidential information and unauthorized use of this information in any manner is strictly prohibited. If you are not the intended recipient, please notify the sender immediately. This Business Plan is for informational purposes and not intended to be a general solicitation or a securities offering of any kind. The information contained herein is from sources believed to be reliable, however no representation by Sponsor(s), either expressed or implied, is made as to the accuracy of any information on this property and all Investors should conduct their own research to determine the accuracy of any statements made. An investment in this offering will be a speculative investment and subject to significant risks and therefore Investors are encouraged to consult with their personal legal and tax advisors. Neither the Sponsor(s), nor their representatives, officers, employees, affiliates, sub-contractor or vendors provide tax, legal or investment advice. Nothing in this document is intended to be or should be construed as such advice.

The SEC has not passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials. However, prior to making any decision to contribute capital, all Investors must review and execute the Private Placement Memorandum and related offering document. The securities are subject to legal restrictions on transfer and resale and Investors should not assume they will be able to resell their securities.

Potential Investors and other readers are also cautioned that these forward-looking statements are predictions only based on current information, assumptions and expectations that are inherently subject to risks and uncertainties that could cause future events or results to differ materially from those set forth or implied by such forward looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, such as "may," "will," "seek," "should," "expect," "anticipate," "project, "estimate," "intend," "continue," or "believe" or the negatives thereof or other variations thereon or comparable terminology. These forward-looking statements are only made as of the date of this executive summary and Sponsors undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

2

FINANCIAL DISCLAIMER

This Business Plan further contains several future financial projections and forecasts. These estimated projections are based on numerous assumptions and hypothetical scenarios and Sponsor(s) explicitly makes no representation or warranty of any kind with respect to any financial projection or forecast delivered in connection with the Offering or any of the assumptions underlying them.

This Business plan further contains performance data that represents past performances. Past performance does not guarantee future results. Current performance may be lower or higher than the performance data presented.

All return examples provided are based on assumptions and expectations in light of currently available information, industry trends and comparisons to competitor's financials. Therefore, actual performance may, and most likely will, substantially differ from these projections and no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained in this Business Plan. The Sponsor further makes no representations or warranties that any Investor will, or is likely to, achieve profits similar to those shown in the pro-forma or other financial projections.

All offers and sales of any securities will be made to both Non-Accredited and Accredited Investors through a Confidential Private Placement Memorandum and any exhibits and attachments thereto (collectively, the "PPM"). This communication is not the PPM, and is not intended nor shall it be construed to be an offer to sell any securities. No PPM will be presented to you unless and until the Company has first been able to validate your status as either a Non-Accredited or an Accredited Investor. Prior to subscribing, each Investor must receive, read and fully understand the PPM which contains important disclosures, financial assumptions and risk factors, including, but not limited to those risks set forth in the section of the PPM entitled "Risk Factors." Each Investor must base its decision to invest solely on the PPM, may rely only on the information contained in the PPM and should seek advice based on the Investor's particular circumstances from their own independent advisors. Past performance of Company-sponsored investments may not be indicative of future results.

TABLE OF CONTENTS

EXECUTIVE SUMMARY

- 3 KEYS Communities is excited to announce the upcoming acquisition of a 233-unit portfolio of an affordable housing apartment community comprised of 12 different properties, throughout the Las Vegas Valley in Nevada, for a purchase price of $28,293,425.

- Close of escrow is expected to occur late October 2023. This is a 506C offering for Accredited Investors in conjunction with a Crowdfund Offering available for both Accredited and Non-Accredited Investors.

- New mortgage with a fixed 7.15% interest rate with a 12-month interest-only period, 30 year amortization, 5-year term.

- There is NO prepayment penalty on the loan.

- Hiring 3rd party Property Management firm with over 20 years of experience and a professional 3rd party Asset Management firm.

- Residents are directly funneled through Clark County via the Rapid Rehousing Initiative.

- Lease periods of 1 to 2 years while residents build a financial foundation.

- Mix of Studios, 1-Bed, 2-Bed, 3-Bed and 4-Bed apartments.

- All units have been recently renovated.

- Cost Segregation study will be conducted to capture full depreciation benefits, expected to be 40%-50% of investment.

- Occupancy at 92% as of September 2023.

BENEFITS OF SHARED / TRANSITIONAL HOUSING INVESTMENT

- Timely rent payments – ACH on the 1st of Each Month
- Secure and steady income – 3000 person Waiting List
- Case Management offers additional support
- Decreased vacancy - Residents Immediately Placed
- Maximize Investors' Return on Investment

SUPPORTING SOLUTIONS FOR THE COMMUNITY

- Increases affordable housing options and decreases homelessness
- Assists in the move-in processes, providing services and resources – More than just housing
- Supports individuals from moving off the streets into a permanent home
- Reduces residents' overall living expenses
- Provides opportunities and support to hundreds of individuals and families in maintaining stable housing

3KEYS

6 INVESTMENT OVERVIEW

CAPITAL PLAN & HOLD TIME



PURCHASE PRICE

$28,293,425

- 233 Unit Portfolio
- 12 Properties Total
- $121,431/Unit



LOAN BALANCE

$15,944,000

- 56.4% LTV
- 12 Month I/O
- No Prepayment



TOTAL CAPITAL RAISE

$16,761,115

- Down Payment $12,349,425
- CAPEX $2,304,255
- Closing Costs $1,541,436



HOLD TIME

5 YEAR REFINANCE

10 YEAR EXIT

INVESTMENT HIGHLIGHTS

CLASS A1/B1
$100,000 Minimum

- 8% fixed cash flow
- 4% accumulated & paid at refinance
- In capital stack, this class gets priority to be paid after the senior loan is paid
- Lower risk option for Investors focused on monthly income
- Does not participate in the Equity upside at refinance
- Cashed out at refinance

Class A1/B1 Returns

Equity Multiple	1.6x
Preferred Return	12.0%
AAR	12.0%
IRR	11.6%

CLASS A2/B2
$500,000 Minimum

- 12% Preferred Return
- 70/30 (LP/GP) split once the preferred return is accomplished
- In capital stack, this class gets priority to be paid after Class A1/B1
- Participates in Equity created at refinance & sale
- Retains same % ownership post refinance for cash flow
- Retains 75% equity ownership post refinance

Class A2/B2 Returns

Equity Multiple	3.29x
Preferred Return	12.0%
AAR	22.9%
IRR	23.5%

CLASS A3/B3
$100,000 Minimum

- 8% Preferred Return
- 70/30 (LP/GP) split once the preferred return is accomplished
- In capital stack, this class sits behind the senior loan, Class A1/B1 and Class A2/B2
- Participates in Equity created at refinance & sale
- Retains same % ownership post refinance for cash flow
- Retains 75% equity ownership post refinance

Class A3/B3 Returns

Equity Multiple	3.09x
Preferred Return	8.0%
AAR	20.9%
IRR	20.2%

CLASS D1
$50,000 Minimum

- 5% Preferred Return
- 70/30 (LP/GP) split once the preferred return is accomplished
- In capital stack, this class sits behind the senior loan, Class A1/B1, Class A2/B2, and Class A3/B3
- Participates in Equity created at refinance & sale
- Retains same % ownership post refinance for cash flow
- Retains 75% equity ownership post refinance

Class D1 Returns

Equity Multiple	2.94x
Preferred Return	5.0%
AAR	19.4%
IRR	17.8%

CLASS D2
$5,000 Minimum

- 70/30 (LP/GP) split
- In capital stack, this class sits behind the senior loan, Class A1/B1, Class A2/B2, Class A3/B3, and Class D1
- Participates in Equity created at refinance & sale
- Retains same % ownership post refinance for cash flow
- Retains 75% equity ownership post refinance

Class D2 Returns

Equity Multiple	2.69x
Preferred Return	0.0%
AAR	16.9%
IRR	15.0%

CAPITAL STACK

Class D2	6
Class D1	5
Class A3/B3	4
Class A2/B2	3
Class A1/B1	2
Senior Loan	1

Payment Order



COST SEGREGATION STUDY

By conducting an Engineered Cost Segregation Study upon acquisition and utilizing the Bonus Depreciation* option, the subsequent years will follow the traditional depreciation schedule. Investors will be sent a standard K-1 tax form in time for filing the following year.

* Consult with your Tax Advisor on the benefits of depreciation.

Potential tax savings based on the investment values below:

YEAR	INVESTMENT AMOUNT	POTENTIAL TAX SAVINGS	% OF EQUITY INVESTMENT
2023	$100,000	~$40,000	40-45%

* Conservative valuation based on standard assessment. Does not include capital expenditures.

Please check with your tax and legal professional as Sponsors do not provide tax or legal advice and the above is not intended to or should be construed as such advice. Your specific circumstances may, and likely will, vary.



3KEYS

10 | OVERVIEW OF PROPERTIES

PROPERTY ADDRESSES

ST. LOUIS (111 Units Total)
210 W Baltimore Avenue, Las Vegas, NV 89102 (18 units)
2116 Fairfield Avenue, Las Vegas, NV 89102 (3 units)
224 W St. Louis Avenue, Las Vegas, NV 89102 (12 units)
226 W St. Louis Avenue, Las Vegas, NV 89102 (4 units)
230 W St. Louis Avenue, Las Vegas, NV 89102 (7 units)
231 W St. Louis Avenue, Las Vegas, NV 89102 (41 units)
232 W St. Louis Avenue, Las Vegas, NV 89102 (8 units)
234 W St. Louis Avenue, Las Vegas, NV 89102 (8 units)
240 W St. Louis Avenue, Las Vegas, NV 89102 (10 units)

BLANKENSHIP
1163 Blankenship Avenue, Las Vegas, NV 89106 (36 units)

CHICAGO (28 Units Total)
230 W Chicago Avenue, Las Vegas, NV 89102 (4 units)
234 W Chicago Avenue, Las Vegas, NV 89102 (6 units)
238 W Chicago Avenue, Las Vegas, NV 89102 (6 units)
248 W Chicago Avenue, Las Vegas, NV 89102 (12 units)

PHILADELPHIA
216 Philadelphia Avenue, Las Vegas, NV 89102 (10 units)

1001 G STREET
1001 G Street, Las Vegas, NV 89106 (4 units)

1101 G STREET
1101 G Street, Las Vegas, NV 89106 (4 units)

828 F STREET
828 F Street, Las Vegas, NV 89106 (20 units)

1201 D STREET
1201 D Street, Las Vegas, NV 89106 (3 units)

704 W ADAMS
704 W Adams, Las Vegas, NV 89106 (3 units)

1312 C STREET
1312 C Street, Las Vegas, NV 89106 (2 units)

602 W MCWILLIAMS
602 W McWilliams Avenue, Las Vegas, NV 89106 (3 units)

NELSON
2215 E Nelson Avenue, Las Vegas, NV 89030 (9 units)

11


St Louis Avenue
County Housing
111 Units


Philadelphia Avenue
Women's Transitional
Living Facility
24 Beds


Chicago Avenue
Men's Transitional
Living Facility
72 Beds

12

Locations Just 5 Minutes Apart
North Las Vegas Properties
84 Units
Downtown Properties
149 Units
The Neon Museum
Las Vegas
DISCOVERY Children's
Museum Las Vegas
The Punk Rock Museum
Valley Hospital
Medical Center
Univ Medical Ctr
515
15
95

13

INTERIOR UPGRADES



VINYL PLANK FLOORING



NEW WINDOW COVERINGS



NEW APPLIANCES



REMODELED BATHROOMS



RESURFACED COUNTERTOPS



NEW KITCHEN HARDWARE



NEW INTERIOR PAINT

INTERIOR UPGRADES cont.

All properties have been recently rehabbed and follow a common design theme. All units consist of gray exterior paint with red doors.


LVR 2022

LVR 2022

LVR 2022

LVR 2022

The interior of the units consist of new gray plank flooring, white cabinets, gray granite countertops, gray tile and freshly painted gray walls.


LVR 2022

LVR 2022

LVR 2022

LVR 2022

All units provide a clean, modern, desirable living space and atmosphere for residents to experience tranquility and comfort.



UPGRADED LANDSCAPE



NEW PAINT



NEW WINDOWS

EXTERIOR UPGRADES



MODERN CENTRAL ENTRYWAYS



ENCLOSED WALKWAYS



NEW SIGNAGE

3KEYS

OUR VISION AND PLAN



3 KEYS: Freedom - Prosperity - Love

OUR VALUES

3 KEYS Communities will serve a large but overlooked demographic: Citizens that are returning to society from incarceration, low income population and those coming out of homelessness. While these individuals have many avenues for food, clothing, medical and even job assistance, most landlords will not rent to people who have convictions or evictions in their past. This leaves few options for these individuals and sets them up for failure.





OUR IMPACT

3 KEYS Communities will provide residents transitional, shared and independent living options. These options provide residents the opportunity to minimize their living expenses by either sharing a room with another resident, sharing an apartment or living on their own. These options also allow 3 KEYS to maximize revenue by increasing the rental income created from an individual unit by as much as 4 times in some cases. This structure allows 3 KEYS to utilize 233 units to provide up to 332 rentable spaces, thus increasing profits significantly from a traditional multi-family model.





BUSINESS PLAN OVERVIEW

3 KEYS Communities is implementing a phased Business Plan which we have conservatively given 2-3 years to fully implement. 3 KEYS Communities will partner with Clark County during Years 1 and 2 by guaranteeing that the County will be allocated all 233 units to be leased to current residents on Clark County's waiting list. In exchange, 3 KEYS Communities will receive a $500 bonus for each new lease signed, double security deposits for all residents and $3000 in Risk Mitigation funds per lease signed in order to insure the properties are protected in case of damages.

 **PHASE ONE**

Upon takeover, 3 KEYS will begin property improvements which include adding onsite rental offices, professional property management and security. Exterior improvements include repurposing pools and laundry rooms thus creating a more desirable living experience for our residents.

**PROJECTED COMPLETION
DECEMBER 2023**

 **PHASE TWO**

3 KEYS will partner with Clark County to renew all current County resident leases, placing existing residents in new 1-year leases, while increasing all rents to the current Fair Market Rents for 2023. 3 KEYS will convert all additional units over to County clients and sign new 1-year leases. 3 KEYS will receive a $500 bonus for each of these new leases.

**PROJECTED COMPLETION
MAY 2024**

 **PHASE THREE**

During Phase Three, 3 KEYS will transition 2 of the properties located on Chicago Ave and Philadelphia Ave into licensed Transitional Living Facilities (TLF). These properties will have indoor fire sprinkler systems installed to meet City and State regulations. In addition, these properties will increase from 38 individual leases to a total of 90 transitional living beds, thus exponentially increasing overall profits.

**PROJECTED COMPLETION
MARCH 2025**





OUR PARTNERS



3 KEYS Communities will be working in direct partnership with Clark County thru their LEAPS Program (Landlord Engagement And Property Service Program)

This program guarantees 3 KEYS Communities will be consistently leased at fair market rents, maximizing returns for Investors, while improving housing conditions for the community. The program assures several benefits in addition to guaranteeing our assets are maintained to the highest standards, with minimum risk.

BENEFITS OF PARTNERING WITH CLARK COUNTY LEAPS PROGRAM

- **Free Vacancy Listings -** List and market properties and available units for FREE on Padmission, an online housing search platform for participants and case managers.
- **LEAPS Support -** LEAPS staff are prompt, courteous, knowledgeable and dedicated.
- **Supportive Services Support -** LEAP's partners provide case management and wrap-around supportive services to residents in the programs.
- **Rental Subsidy -** Supportive Housing partners provide permanent or time-limited rental assistance to clients.
- **Loss Reimbursement -** Clark County provides landlords reimbursement for resident-caused damages that exceed deposits.
- **Rehabilitation Claims -** Clark County provides landlords financial assistance to rehab units to pass Housing Quality Standards (HQS).
- **Landlord Support**.

PROGRAM BENEFITS INCLUDE

- **PROPERTY PERKS -** When a resident signs a lease, 3 KEYS will receive a signing Bonus of $500 every time a new lease is signed
- **DOUBLE SECURITY DEPOSITS -** The County will pay up to two times the amount of rent as a security deposit.
- **RISK MITIGATION FUND -** 3 KEYS will be reimbursement when damages to the units exceed security deposits and funds can be used to rehab units to pass Housing Quality Standards.

SHARED HOUSING PROGRAM

Shared Housing is when two or more unrelated individuals share a home or apartment with separate leases with the landlord. Clients that choose this housing option will share the costs of living with a chosen housemate(s).The State of Nevada has the greatest shortage of affordable housing in any state in the country; this option opens up larger units to clients served by the homeless response system.



CLARK COUNTY LEAPS PROGRAM PARTNERING AGENCIES



- ST JUDES
- HOPELINK
- NEVADA PARTNERS
- STAR RRH
- STAR PSH
- CHICANOS POR LA CAUSA

- JFSA
- THE JUST ONE PROJECT
- CATHOLIC CHARITIES
- SOUTHERN NV CHIPS
- SALVATION ARMY
- LUTHERAN SOCIAL SERVICES

3 KEYS Communities will receive a direct funnel of residents from Clark County and the above partnering agencies. Clark County currently has a list of 3000+ residents waiting for housing. 3 KEYS will be a preferred Landlord and receive a constant stream of these residents, thus keeping our units consistently occupied.



RENT STRUCTURE

3 KEYS Communities will have an exclusive contract with Clark County guaranteeing all units are leased at Fair Market Rents (FMR), published by HUD each year. Due to the shortage of low income housing in Las Vegas, FMRs have skyrocketed in Las Vegas over the last several years, with 2023 seeing as high as a 23% increase in rent prices. This guarantee protects 3 KEYS Communities from market volatility.

UNIT MIX

STUDIOS	1 - BED RM	2 - BED RM	3 - BED RM	4 - BED RM
3	202	25	1	2

GUARANTEED RENT PER UNIT FOR 2023 AS SET BY CLARK COUNTY

Final FY 2024 & Final FY 2023 FMRs By Unit Bedrooms					
Year	Efficiency	One-Bedroom	Two-Bedroom	Three-Bedroom	Four-Bedroom
FY 2024 FMR	$1,214	$1,377	$1,643	$2,315	$2,731
FY 2023 FMR	$1,046	$1,212	$1,457	$2,071	$2,464



USE OF FUNDS: RENOVATIONS & REPAIRS BUDGET

$685,675	Interior Updates
$200,750	Exterior Painting
$30,000	New Onsite Rental Offices
$103,980	Exterior Upgrades and Amenities
$870,000	Repairs - Electrical, Plumbing, Windows and Roofing
$46,172	Security Installation, Gates, Signage and Key System
$566,000	Operational Reserves for unknown deferred maintenance
$367,678	Transitional Living Permits, Property Updates and Licensing Fees
$2,870,255	**TOTAL ESTIMATED BUDGET**

AMENITIES


12 Properties


Community Rooms


Renovated Units


Resident Offices


Numerous Laundry Facilities


Resident Security

3KEYS

25 MARKET OVERVIEW



3KEYS

LAS VEGAS MSA QUICK STATS

$67,672 — Median Household Income
March 2023*

$139.2B — Gross Domestic Product
U.S BEA (2021)

2,362,988 — Total Population
March 2023*

6.1% — Unemployment Rate
March 2023*

QUICK STATS	LAS VEGAS MSA	VS	CITY OF LAS VEGAS
Median Single Family Home Value	$418,187		$412,029
Per Capita Income	$33,387		$33,825
Owner Occupied Housing	57%		55%
Median Age	38.1		39.6
Population 25 Years and Older	1,586,157		456,127
Bachelor's Degree or Above	27.3%		27.6%
Total Workforce	1,163,306		456,127

* Forecasted

SOURCES: U.S. Census Bureau, 2020 American Community Survey 1 Year & 5 Year Estimates; Zillow Home Value Index

3KEYS

27 | **FINANCIAL OVERVIEW**

MORTGAGE DATA

Total Loan Amount	$15,944,000
Loan to Value	56.4%
Interest Rate	7.15%
Interest Only Period	12 Months
Amortization Period	30 Years
Term	5 Years
Pre-payment Penalty	None
Commercial Lender	Mountain America Credit Union

MORTGAGE REFINANCE - YEAR 5

Total Loan Amount	$40,461,200
Loan to Value	65%
Interest Rate	7.15%
Interest Only Period	12 Months
Amortization Period	30 Years
Term	5 Years
Pre-payment Penalty	None
Commercial Lender	Mountain America Credit Union



ESTIMATED ACQUISITION EXPENSES

Purchase Price	$28,293,425
Down Payment	$12,349,425
Loan Point Costs 1%	$159,440
Closing Costs	$551,145
Property Upgrades Budget	$2,870,255
Acquisition Fee **	$990,000
Cash Required at Closing	$16,761,115

FINANCIAL ASSUMPTIONS

Projected Refinance	5 Years
Projected Cap Rate at Refinance *	6.0%
Estimated Years to Hold	10 Years
Projected Cap Rate at Sale *	6.5%
Projected Cost of Sale	3%
Disposition Fee of Sale Price at Sale **	2%
Annual Projected Expense Increase	3%
Asset Management Fee to Managers **(Monthly)	3%
Investor Profit Split	70%

* Exit Cap Rate is Sponsors' best estimate, but no one can predict what Cap Rates will be at exit. Actual Cap Rates will likely be different and could be higher or lower. Higher Cap Rates would result in lower sales price and lower Investor returns.

** Paid to Manager and/or its Affiliates



PROJECTED EQUITY RETURN AT REFINANCE – YEAR 5

Value at End of Year 5 (6.0% Cap Rate) *	**$58,112,000**
Less: Loan Amount – 65%	($37,772,800)
Less: Refi Expense - 1%	($377,728)
Less: Initial Loan Balance Payoff	($15,241,403)
Less: Capital Transaction Fee **	($1,162,240)
Gross Proceeds from Refinance	**$20,991,429**
Less: Investor Initial Investment	($16,761,115)
Capital Account Balance After Refinance	**$0**
% of Initial Investment Returned	100%
Less: Class A1/B1 – 4% Catchup	($305,789)
Net Proceeds/Profit from Refinance	**$4,000,690**
Investors Net Share at Refinance – 70%	**$2,800,483**
Manager Net Share at Refinance – 30%	$1,200,207



PROJECTED EQUITY RETURN AT SALE – YEAR 10

Value at End of Year 10 (6.5% Cap Rate) *	**$74,209,000**
Less: Sale Expense - 3%	($2,226,270)
Less: Outstanding Loan Balance	($35,612,549)
Less: Disposition Fee to Manager ** - 2%	($1,484,180)
Less: Initial Investor Investment	$0
Less: Members Preferred Return Deficiency	$0
Total Equity Creation	**$34,886,001**
Distribution as follows:	
Investors Net Share at Sale – 52.5%	**$18,315,151**
Manager Net Share at Sale – 47.5%	**$16,570,850**

* Exit Cap Rate is Sponsors' best estimate, but no one can predict what Cap Rates will be at exit. Actual Cap Rates will likely be different and could be higher or lower. Higher Cap Rates would result in lower sales price and lower Investor returns.

** Paid to Manager and/or its Affiliates





INCOME & EXPENSE PROJECTIONS*

FINANCIAL ASSUMPTIONS		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	TOTAL
						REFINANCE					SALE	
INCOME												
Average Monthly Rent		$ 1,178	$ 1,444	$ 1,678	$ 1,848	$ 1,959	$ 2,076	$ 2,201	$ 2,333	$ 2,473	$ 2,622	
Annual Rent Escalator		16.82%	22.57%	16.20%	10.11%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	
Gross Scheduled Rent		$ 3,294,619	$ 4,038,238	$ 4,692,629	$ 5,167,208	$ 5,477,241	$ 5,805,875	$ 6,154,228	$ 6,523,482	$ 6,914,891	$ 7,329,784	$ 55,398,195
Vacancy (%)		*10%*	*10%*	*10%*	*10%*	*10%*	*10%*	*10%*	*10%*	*10%*	*10%*	
Vacancy ($)		$ (329,462)	$ (403,824)	$ (469,263)	$ (516,721)	$ (547,724)	$ (580,588)	$ (615,423)	$ (652,348)	$ (691,489)	$ (732,978)	$ (5,539,819)
Concessions, Bad Debt, Other Losses (%)		*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	
Concessions, Bad Debt, Other Losses ($)		$ (98,839)	$ (121,147)	$ (140,779)	$ (155,016)	$ (164,317)	$ (174,176)	$ (184,627)	$ (195,704)	$ (207,447)	$ (219,894)	$ (1,661,946)
Gross Scheduled Income		$ 2,866,319	$ 3,513,267	$ 4,082,589	$ 4,495,473	$ 4,765,201	$ 5,051,113	$ 5,354,180	$ 5,675,431	$ 6,015,956	$ 6,376,914	$ 48,196,442
Other Income	1.5%	$ 201,470	$ 128,004	$ 129,924	$ 131,873	$ 133,851	$ 135,859	$ 137,897	$ 139,965	$ 142,065	$ 144,196	$ 1,425,103
Effective Gross Income (EGI)		**$ 3,067,788**	**$ 3,641,271**	**$ 4,212,513**	**$ 4,627,346**	**$ 4,899,052**	**$ 5,186,972**	**$ 5,492,077**	**$ 5,815,396**	**$ 6,158,021**	**$ 6,521,109**	**$ 49,621,545**
EXPENSES	3.0% Growth Rate											
Advertising		$ 11,650	$ 12,000	$ 12,359	$ 12,730	$ 13,112	$ 13,506	$ 13,911	$ 14,328	$ 14,758	$ 15,201	$ 133,554
Contract Services		$ 106,999	$ 110,209	$ 113,516	$ 116,921	$ 120,429	$ 124,042	$ 127,763	$ 131,596	$ 135,544	$ 139,610	$ 1,226,628
Gas & Electric		$ 30,886	$ 31,812	$ 32,767	$ 33,750	$ 34,762	$ 35,805	$ 36,879	$ 37,986	$ 39,125	$ 40,299	$ 354,072
General/Admin		$ 11,963	$ 12,322	$ 12,692	$ 13,073	$ 13,465	$ 13,869	$ 14,285	$ 14,713	$ 15,155	$ 15,609	$ 137,145
Insurance		$ 129,668	$ 133,558	$ 137,565	$ 141,692	$ 145,942	$ 150,321	$ 154,830	$ 159,475	$ 164,260	$ 169,187	$ 1,486,498
Legal		$ 24,000	$ 24,720	$ 25,462	$ 26,225	$ 27,012	$ 27,823	$ 28,657	$ 29,517	$ 30,402	$ 31,315	$ 275,133
Real Estate Taxes		$ 53,611	$ 56,292	$ 59,107	$ 62,062	$ 65,165	$ 68,423	$ 71,845	$ 75,437	$ 79,209	$ 83,169	$ 674,320
Trash Removal		$ 37,309	$ 38,428	$ 39,581	$ 40,768	$ 41,991	$ 43,251	$ 44,549	$ 45,885	$ 47,262	$ 48,679	$ 427,702
Management Fee	6.25%	$ 191,737	$ 227,579	$ 263,282	$ 289,209	$ 306,191	$ 324,186	$ 343,255	$ 363,462	$ 384,876	$ 407,569	$ 3,101,347
Payroll 1		$ 60,000	$ 61,800	$ 63,654	$ 65,564	$ 67,531	$ 69,556	$ 71,643	$ 73,792	$ 76,006	$ 78,286	$ 687,833
Payroll 2		$ -	$ 181,440	$ 181,440	$ 186,883	$ 192,489	$ 198,264	$ 204,212	$ 210,338	$ 216,649	$ 223,148	$ 1,794,864
Repairs and Maintenance		$ 116,500	$ 119,995	$ 123,595	$ 127,303	$ 131,122	$ 135,055	$ 139,107	$ 143,280	$ 147,579	$ 152,006	$ 1,335,542
Turnover		$ 112,405	$ 115,777	$ 119,250	$ 122,828	$ 126,513	$ 130,308	$ 134,217	$ 138,244	$ 142,391	$ 146,663	$ 1,288,597
Water and Sewer		$ 112,511	$ 115,886	$ 119,363	$ 122,944	$ 126,632	$ 130,431	$ 134,344	$ 138,374	$ 142,526	$ 146,801	$ 1,289,813
Deposit to Replacement Reserve		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Expenses		**$ 999,239**	**$ 1,241,819**	**$ 1,303,632**	**$ 1,361,951**	**$ 1,412,356**	**$ 1,464,839**	**$ 1,519,497**	**$ 1,576,429**	**$ 1,635,741**	**$ 1,697,543**	**$ 14,213,048**
% of EGI		32.6%	32.7%	32.8%	33.0%	33.1%	33.2%	33.3%	33.5%	33.6%	33.7%	
Total Expenses (not including Replacement Reserves)		$ 999,239	$ 1,241,819	$ 1,303,632	$ 1,361,951	$ 1,412,356	$ 1,464,839	$ 1,519,497	$ 1,576,429	$ 1,635,741	$ 1,697,543	$ 14,213,048
NET OPERATING INCOME (NOI)												
Net Operating Income		**$ 2,068,549**	**$ 2,399,452**	**$ 2,908,880**	**$ 3,265,394**	**$ 3,486,696**	**$ 3,722,133**	**$ 3,972,579**	**$ 4,238,967**	**$ 4,522,280**	**$ 4,823,566**	**$ 35,408,496**



* The Pro-Forma shown above is intended for illustrative purposes only to facilitate analysis and are not guaranteed by Sponsors. These forecasts are based on real estate trends (including occupancy and rent trends), and Sponsor's calculated estimates, and they involve risks, variables and uncertainties. Sponsors make no representations or warranties that any Investor will, or is likely to, attain the returns shown above since hypothetical or simulated performance is not an indicator or assurance of future results. Please review the Financial Disclaimer on Page 2

PROJECTED FINANCIAL PERFORMANCE & INVESTOR RETURNS



TOTAL Cash Distribution During Entire Hold Period	**$12,303,682**
INVESTOR Cash Distribution	$10,335,678
MANAGER Cash Distributions	$1,968,005
Profit from Refi to be Distributed at Year 5 * (After initial Equity payback to Investors)	**$4,000,690**
INVESTOR Profit from Refi (70%)	$2,800,483
MANAGER Profit from Refi (30%)	$1,200,207
Profit from Sale to be Distributed at Year 10 *	**$34,886,001**
INVESTOR Profit from Sale (52.5%)	$18,315,151
MANAGER Profit from Sale (47.5%)	$16,570,850

* Does not include capital transaction fee



PROJECTED PROFIT BREAKDOWN (A1/B1-SHARES)

Investor's Projected Return Details / $100k Invested
Projections Reflect Return on Entire Property Portfolio



$100,000
INITIAL INVESTMENT



YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
$8,000	$8,000	$8,000	$8,000	$8,000











$60,000
RETURN VALUE



$40,000
Investor's Cash (5 Year Hold)



$20,000
Accumulated 4% Interest



$100,000
Return of Initial Capital Investment



$160,000
Investors' Cumulative Returns (5 Year Hold)

The example shown above is intended for illustrative purposes only to facilitate analysis and are not guaranteed by Sponsors. These forecasts are based on real estate trends (including occupancy and rent trends), and Sponsor's calculated estimates, and they involve risks, variables and uncertainties. Sponsors make no representations or warranties that any Investor will, or is likely to, attain the returns shown above since the hypothetical or simulated performance is not an indicator or assurance of future results. Please review the Financial Disclaimers on Page 3.

This content is for informational purposes only and shall not be considered an offer to purchase securities. All offers and sales of any securities by 3 Keys Communities and/or its Affiliates will be offered in reliance on certain exemptions from the registration requirements of the Securities Act of 1993 and are not required to comply with specific disclosure requirements that apply to registration under the Act. There are risks associated with investing in real estate and securities in general. Investing involves risk of loss including loss of principal. Some high-risk investments which use leverage may accentuate gains and losses. Past investment performance is not a guarantee or predicator of future investment performance. Please check with your tax and legal professional as and/or it's Affiliates does not provide tax or legal advice and the above is not intended to or should be construed as such advice. Your specific circumstances may, and will likely, vary.

PROJECTED PROFIT BREAKDOWN (A2/B2-SHARES)

Investor's Projected Return Details / $500k Invested
Projections Reflect Return on Entire Property Portfolio



$500,000

INITIAL INVESTMENT

YEAR 1 $60,000	**YEAR 6** $11,606
YEAR 2 $60,000	**YEAR 7** $17,150
YEAR 3 $60,000	**YEAR 8** $23,048
YEAR 4 $74,363	**YEAR 9** $29,322
YEAR 5 $79,251	**YEAR 10** $35,994

 **$333,614** Investor's Cash Flow Years 1-5 **+**  **$91,927** Investor's Equity Share at Year 5 Refi **=**  **$425,541** Total Investor's Cash Flow and Equity Share Years 1-5

 **$117,120** Additional Cash Flow Years 6-10 **+**  **$601,200** Investor's Equity Share at Year 10 Sale **=**  **$718,320** Total Investor's Cash Flow and Equity Share Years 6-10



$1,143,861

RETURN VALUE

 **$500,000** Return of Initial Capital Investment

3KEYS

PROJECTED PROFIT BREAKDOWN (A3/B3-SHARES)

Investor's Projected Return Details / $100k Invested
Projections Reflect Return on Entire Property Portfolio



$100,000
INITIAL INVESTMENT

YEAR 1 $4,956	YEAR 2 $7,170	YEAR 3 $11,874	YEAR 4 $10,873	YEAR 5 $11,850
YEAR 6 $2,321	YEAR 7 $3,430	YEAR 8 $4,610	YEAR 9 $5,864	YEAR 10 $7,199



$208,772
RETURN VALUE

$46,723 Investor's Cash Flow Years 1-5 + **$18,385** Investor's Equity Share at Year 5 Refi = **$65,108** Total Investor's Cash Flow and Equity Share Years 1-5











$23,424 Additional Cash Flow Years 6-10 + **$120,240** Investor's Equity Share at Year 10 Sale = **$143,664** Total Investor's Cash Flow and Equity Share Years 6-10













$100,000 Return of Initial Capital Investment

The example shown above is intended for illustrative purposes only to facilitate analysis and are not guaranteed by Sponsors. These forecasts are based on real estate trends (including occupancy and rent trends), and Sponsor's calculated estimates, and they involve risks, variables and uncertainties. Sponsors make no representations or warranties that any Investor will, or is likely to, attain the returns shown above since the hypothetical or simulated performance is not an indicator or assurance of future results. Please review the Financial Disclaimers on Page 3.

This content is for informational purposes only and shall not be considered an offer to purchase securities. All offers and sales of any securities by 3 Keys Communities and/or its Affiliates will be offered in reliance on certain exemptions from the registration requirements of the Securities Act of 1993 and are not required to comply with specific disclosure requirements that apply to registration under the Act. There are risks associated with investing in real estate and securities in general. Investing involves risk of loss including loss of principal. Some high-risk investments which use leverage may accentuate gains and losses. Past investment performance is not a guarantee or predicator of future investment performance. Please check with your tax and legal professional as 3 Keys Communities and/or it's Affiliates does not provide tax or legal advice and the above is not intended to or should be construed as such advice. Your specific circumstances may, and will likely, vary.

PROJECTED PROFIT BREAKDOWN (D1-SHARES)

Investor's Projected Return Details / $50k Invested
Projections Reflect Return on Entire Property Portfolio
*Returns are based upon 30% of the Class D Shares being Class D1



$50,000
INITIAL INVESTMENT

YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
$0	$0	$4,975	$6,461	$4,425

YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
$1,161	$1,715	$2,305	$2,932	$3,599

$15,861 Investor's Cash Flow Years 1-5 **+** **$9,193** Investor's Equity Share at Year 5 Refi **=** **$25,054** Total Investor's Cash Flow and Equity Share Years 1-5

$11,712 Additional Cash Flow Years 6-10 **+** **$60,120** Investor's Equity Share at Year 10 Sale **=** **$71,832** Total Investor's Cash Flow and Equity Share Years 6-10

$96,886 RETURN VALUE

$50,000 Return of Initial Capital Investment

3KEYS

PROJECTED PROFIT BREAKDOWN (D2-SHARES)

Investor's Projected Return Details / $5k Invested

Projections Reflect Return on Entire Property Portfolio

*Returns are based upon 70% of the Class D Shares being Class D2



$5,000

INITIAL INVESTMENT

YEAR 1 $0	YEAR 2 $0	YEAR 3 $0	YEAR 4 $144	YEAR 5 $193
YEAR 6 $116	YEAR 7 $172	YEAR 8 $230	YEAR 9 $293	YEAR 10 $360

 **$336** Investor's Cash Flow Years 1-5  **+**  **$919** Investor's Equity Share at Year 5 Refi  **=**  **$1,255** Total Investor's Cash Flow and Equity Share Years 1-5

 **$1,171** Additional Cash Flow Years 6-10  **+**  **$6,012** Investor's Equity Share at Year 10 Sale  **=**  **$7,183** Total Investor's Cash Flow and Equity Share Years 6-10



$8,439

RETURN VALUE

 **$5,000** Return of Initial Capital Investment

3KEYS

37 | MEET THE TEAM



ROB & CLAUDIA ROWSELL

Principals



- Entrepreneurs who owned and operated 5 successful Auto Repair facilities in San Diego, CA. The 1st of which was purchased in 2004. They exited those businesses with the successful sale of all 5 locations in May of 2021. (17 yrs)

- They started their RE Investing careers by receiving real estate investing education from Wealth Intelligence Academy (Robert Kiyosaki 2007) and RE Mentor (Dave Lindahl 2009)

- Both Wealth Intelligence Academy and RE Mentor "Hall of fame" inductees. (2009 & 2018)

- Via 1031 exchanges, transferred most of their real estate holdings in CA into the Missouri, Texas, Illinois, and Oklahoma markets, to take advantage of the equity that had accumulated since purchase

- Oversight of Asset Management of current RE portfolio, with team, to ensure the business plan is in place & performing as projected.

- Involved in many non-profit organizations, both physically assisting in the efforts of the cause of the organization & offering business guidance from experience to the board of directors. Being the "Hands and Feet of Christ" to show our gratitude for what He's done for us is our biggest accomplishment.



ROB & CLAUDIA ROWSELL

Principals





PORTFOLIO

- Baldwin GA / 75 units / April 2023
- Lubbock TX / 100 units / Dec 2022
- McCallen, TX / 34 units / Oct 2022
- Las Vegas, NV / NNN Comm./ May 2022
- San Antonio, TX / 203 units / Apr 2022
- Longview TX / 72 units / Dec 2021
- LaPorte/Plym., IN / 1048 units/ Dec 2021
- Houston, TX / 144 units / Oct 2021
- Chattanooga, TN / 44 units / Sept 2021
- Weslaco, TX / 40 units / March 2021
- Oklahoma City, OK / 105 units / Dec 2020

- College Station, TX / 60 units / Sept 2020
- Brownwood, TX / 104 units / Sold 2022
- Texarkana, TX / 60 units / Nov 2019
- Texarkana, TX / 193 units / Nov 2019
- St. Louis, M0 / 32 units / Oct 2019
- Santee, CA / NNN Comm./ Sept 2018
- St. Louis, M0 / 102 units / Oct 2017
- Granite City, IL / 96 units / Dec 2017
- San Antonio, TX / 283 units /Sold 2019
- Bedford, TX / 284 units / Sold 2012



3KEYS

NICOLE CAPRA

Principal



Nicole Capra's journey into the world of business and entrepreneurship began during her college years. She graduated from the University of Nevada, Las Vegas with a Bachelor's Degree in Business Administration, specializing in International Business Relations, while also immersing herself in studies at the American University of Rome. Following her college education, Nicole embarked on a career in aviation, ultimately achieving the distinction of becoming the youngest female commercial pilot at her airline. After 12 years of flying, she decided to retire her wings and redirect her focus towards her local community.

In 2012, Nicole founded a non-profit organization that offers an innovative solution to incarceration by providing multi-family housing options. As the Executive Director, she has spent the past decade collaborating with Real Estate Investors and the non-profit sector to offer both housing and employment opportunities to hundreds of individuals reintegrating into the community. Nicole also dedicated several years to establishing second-chance employment opportunities within the community, working closely with incarcerated individuals. Her efforts culminated in the establishment of her own second-chance employment agency. Along the way, she acquired substantial expertise in the legal and zoning regulations governing transitional living facilities, and she built strong relationships within the prisons, courts, and parole & probation departments.

Recognizing the transformative potential of accessible housing, Nicole obtained her real estate license and now continues to commit her life's work to housing initiatives that benefit the Las Vegas community. Her mission is to create lasting social impact in her community through financially viable real estate endeavors.

One of Nicole's most recent projects, 3 KEYS Communities, is set to launch in November 2023. This project will utilize 223 apartment units to offer a total of 332 housing spaces, catering to various groups within the community. Approximately 95 beds will be allocated to Transitional Living Facilities specifically designed to support individuals transitioning out of incarceration or on the path to recovery. The remaining 185 units will be made available to Clark County and its various community partners, addressing the pressing issue of homelessness among local residents.





HITOMI YASUDA

Principal



With over 25 years in international sales, product management and merchandise planning experience, Hitomi Yasuda has always had an entrepreneurial spirit with a strong work ethic and analytical mind. For the past 5.5 years, she has supported several partnerships where she has underwritten 1,500+ multifamily and commercial office building syndication deals ranging in size from $1.5mn to large portfolios of 800+ units valued at $103mn in OH, KY, IN, MO, OK, VA, GA, AR, TX and FL. Her focus has mainly been in B/C class stabilized assets that have value play opportunities.

She is very savvy and relentless in gathering and interpreting incomplete data from Rent Rolls and Profit and Loss statements from both unsophisticated Mom and Pop owners to the most highly organized Family Offices and REITs. She is very conservative in her underwriting, always putting the Investors first and making sure they are well-protected regarding their returns over the 5 to 7-year projected hold period. She also cares about the residents and their communities.

She understands the importance of the collective Team. In the different MSAs, she has spent time studying and researching the markets and has been able to build a strong network of relationships with Brokers, Lenders, Property Managers, Insurance Agents, Inspectors and Attorneys and has participated in many site-visits, both in-person and virtually.

She holds a BS and PhD in Textile & Apparel Management and a DipCIM in Marketing.

"You are what you seek."



41



3KEYS

MITCH SNYDER

Principal



Mitch is drawn to serve, inspire, and to support others in realizing the path to their own success. He is a team player, driven entrepreneur, and family man. Born and raised in Alaska, Mitch grew up in a blue-collar family with a passion for sports. That passion led to an opportunity to play college basketball in Washington State and North Dakota at the NAIA level.

Mitch has a wide-ranging background from health and wellness to general construction, and real estate. In college he majored in Exercise and Sports Science, however it was his experiences in residential construction and remodel that eventually helped him recognize a different calling and his desire of owning real estate through fix and flip properties, rentals, and Multifamily investing.

Since 2018 Mitch has been focused on the business aspects of single family and multifamily real estate and developing deep investor relations. In 2021 Mitch accepted a working internship with POWERTEAM International to hon his skills in sales and marketing. Through this opportunity he has built close connections and relationships with real estate investors and high-net-worth individuals. Mitch is excited to be a part of the 3 Keys Communities vision and bring his experience and connections to the 3 Keys Communities Team.





KIM BRUGGEMAN
Lighthouse Management Solutions



Kim Bruggeman is responsible for the development and operational oversight of Lighthouse Management Solutions' multi-family and student housing portfolio. She brings over 19 years of Asset Management experience in the commercial real estate space. Encompassing over 25,000 units nationwide, Kim has been directly involved in multi-family real estate investing, ownership, syndications, asset management, property management, court-appointed receivership, auditing and management for underperforming assets throughout the United States for Fannie Mae, numerous large lenders, special servicers, and private investors.

Through her vast experience, she realized the significant gap in missing knowledge, detailed processes, and truly experienced operators surrounding a solid Asset Management/General Partner infrastructure, as well as a lack of transparency and communication with investors, unknowingly increasing their risks. All too often, coming in after the investment was distressed, developed a sincere passion within Kim to use her experience for a purpose; to help others do it right from the beginning and achieve ultimate success in the real estate industry. With this, she created a progressive educational course series, *Bridging the Gap,* she provides individual and group mentoring through, *The LAMMP (Lighthouse Asset Management Mentorship Program)*, shares her expertise with others when asked to speak at industry conferences or on podcasts and webinars, created a blog on Facebook, *The Diary of a Real Multifamily Asset Manager*, as well as hosts Multi-Family leadership groups, *#bethelight*; all uniquely crafted to enrich others in the field of Asset Management from the pre-acquisition through disposition process.

Additionally, Kim has co-founded 3P Investment Group and Greenstone Multifamily, together providing a vertically integrated approach to investing, acquiring, and operating value-add assets in high-growth submarkets throughout the US. She strives to use her **Passion** on and for **Purpose,** to create **Profit** in the lives of others, in the communities they invest in, for their partners and investors, as well as to create relational and generational wealth.

Ms. Bruggeman specializes in minimizing risk and optimizing the overall value of the investment model, its assets, and the supporting operational teams.

Kim's nineteen-year tenure includes creating solid financial and operational plans which collaborate with the Cap Ex plans, raising property NOI, stabilizing occupancy above 90%, extensive lease-up experience, and turnaround success in value-add rehab and repositioning distressed or underachieving properties within 12-18 months for all multi-family asset classes and various community sizes and styles, throughout multiple market cycles.





3KEYS

FULL-SERVICE PROPERTY MANAGEMENT

  NV RE Lic#: B.0014399

A CULTURE OF COMMUNITY & CARING

The story of Coach Crete's dedication to caring and community began decades ago with Dave and Aylin's incredible commitment to each other.

The college sweethearts defied the odds, years of unpredictable separations caused by Dave's top-secret assignments with the U.S. Air Force and even the will of the Federal government to pursue love, marriage and their destiny of a fulfilling life together.

But that's a long story for another time. Ask them about it when you meet. For now, there are other stories about Coach Crete to tell.

DEDICATION TO COMMUNITY AND CIVIC SERVICE

Dave's civic involvement began when he served on the regional planning and zoning commission while living in Phoenix, AZ. The experience enabled him to learn all about the real estate game and jump-started his new career as a real estate broker and agent. He continued in Las Vegas, NV where he was instrumental in building a new local school.

After his honorable discharge from the Air Force, Dave focused on serving Las Vegas U.S. military veterans and various veterans and law enforcement organizations. Two of Dave and Aylin's children are Metro Las Vegas police officers. Their motorcycle club also raises funds to support important veteran and law enforcement causes.

2001 Rookie Season | **40+** Combined Industry Experience | **$500M+** Career Property Sales | **2500+** Satisfied Clients

Aspire Realty Group is a privately held organization that manages multifamily properties in Las Vegas started in 2001. We are one of the largest multifamily management companies in Nevada, with an accomplished healthy combined team tenure of decades of experience and executive leadership in the multifamily business. Our clients include private partnerships, international Investors, insurance companies, lenders and high net worth individuals.

Our commitment to our onsite teams is to provide devoted dedication to assist developing leaders that are prepared to advance to the next level within their career. We have created a perfect balance to deliver advanced customer service to our residents and investing clients simultaneously. We continually exceed owner expectations and raise the standard of property management services.

Our attractive portfolio consists of over 40+ properties with a mixture of weekly and conventional site management. We understand the focus with generating more income, and less unnecessary expenses, and have a proven track record of results to stand behind our guarantee to keep your bottom line balanced. We set ourselves apart from other management companies through state-of-the-art technology, customized reporting, in-house marketing, a proprietary maintenance program, plus diversity and inclusion. Specializing in maintaining stabilized assets while limiting unnecessary exposure during rapid growth in the Las Vegas Market.




3KEYS
45
WAYS TO INVEST



WAYS TO INVEST

You may consider the following as tools to help get your capital to work harder *



SELF DIRECTED IRA

Identical to a Traditional or Roth IRA allowing for tax deferred capital appreciation. The difference between self-directed and other IRAs is solely the types of assets you own in the account.



CASH



401(k), 403b or TSP or INSURANCE LOANS

Many retirement accounts permit the Investor to pull money out as a low-interest loan and repay it gradually over several years.

* Please check with your tax and legal professional as Sponsors do not provide tax or legal advice and the above is not intended to or should be construed as such advice. Your specific circumstances may, and likely will, vary.





NEXT STEPS

STEP 1

REVIEW OFFERING

Please reach out to a Team Member to be taken to the Investor Portal link and request a copy of the materials.

STEP 2

SUBSCRIBE

Sign the PPM (Private Placement Memorandum).

STEP 3

WIRE FUNDS

Secure your spot by wiring the funds.

Close Deadline: Late October 2023

STEP 4

TRACK INVESTMENT

Receive Quarterly Reports, Documents, Pics & Tax Forms.

❖ If you're interested, please call or text a Team Member (see next slide) to be taken to the Investor Portal link to fill out a "soft" commitment and to track our progress.

❖ We also encourage you to reach out to the Team Members to ask any specific questions not addressed in the webinar.





CONTACT US

ROB & CLAUDIA ROWSELL



(602) 740-8878

ROB@ROBROWSELL.COM

NICOLE CAPRA



(702) 672-5575

NICOLE@NICOLECAPRA.COM

HITOMI YASUDA



(415) 250-2408

DR_YASUDA@YAHOO.COM

MITCH SNYDER



(206) 399-9350

MITCH@EMKYMULTIFAMILY.COM

